Exhibit 99.1

The 2nd Annual Battery Materials Business VALUE DAY Green Tomorrow with POSCO POSCO HOLDINGS

Disclaimer This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the information contained in this presentation. Green Tomorrow with POSCO POSCO HOLDINGS

01 Opening Remarks Ki-Seop Jeong CSO Chief Strategy Officer & President, POSCO Holdings

Pushing Ahead with Growth Strategy and Accelerated Restructuring POSCO HOLDINGS POSCO 100% POSCO INTERNATIONAL 71% POSCO E&C 53% POSCO FUTURE M 60% POSCO Argentina 100% POSCO Pilbara LITHIUM SOLUTION 82% POSCO HY CLEAN METAL 65% POSCO Lithium Solution 100% Unlisted Listed Unlisted Listed Unlisted Unlisted Unlisted Unlisted Green Tomorrow with POSCO POSCO HOLDINGS

As Leading Global Provider of Eco-Friendly Future Materials, POSCO Group Delivers Sustainable Future Build with future technology Steel Lithium/Nickel LiB Materials Energy Apply to future industry Contribute to creating value for eco-friendly future Construction / Infrastructure Hydrogen Agri-Bio Green Tomorrow with POSCO POSCO HOLDINGS

POSCO Group Invests for Future Growth CAPEX Breakdown by Division (Unit: %, Consolidated basis) Previous 100% 14.8 13.6 50% 71.6 ‘16 -’18 EV Battery Material Business Early Growth 17.3 20.8 61.9 ‘19 -’22 EV Battery Material Business Take-Off 14.9 Eco-friendly infrastructure 46.2 LiB materials 38.9 Steel (Unit: %) ‘23 -’25 Green Tomorrow, with POSCO POSCO HOLDINGS

Improved Financials Provide Ample Room for Investment POSCO Group’s net debt-to-equity ratio and changes in cashable asset (Unit: Trillion won, %, consolidated basis) 20 Trillion won 18.7 60% 49.1% Cash & Cash Equivalents Net-debt-to-equity ratio 10 Trillion won 30% 9.5% 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 * POSCO Holdings’ 2022E net cash W2.6tn, unconsolidated Green Tomorrow, with POSCO POSCO HOLDINGS

Speeding Up Investment for Next 3 Years to Secure Market Dominance LiB Material Business CAPEX and Revenue Outlook (Unit: Trillion won) Focused investment to obtain global foothold Substantive profit generation 62 Trillion 43 Trillion 10 Trillion won Revenue 16 Trillion Capex 5 Trillion won 2023 2024 2025 2026 2027 2028 2029 2030 * Before inter-company adjustment Green Tomorrow, with POSCO POSCO HOLDINGS

Key Roadmap of LiB Materials Business Anodes Business Commenced 2010 Cathodes Business Commenced 2011 Year One of Commercial Lithium Production 2023 EBITDA to exceed 3 Trillion won 2025 EBITDA to exceed 10 Trillion won 2028 Green Tomorrow, with POSCO POSCO HOLDINGS

POSCO Holdings Will Continue to Make Efforts to Maximize Shareholder Value POSCO Group’s Combined Market Cap Trend (Unit: Trillion won, KOSPI) 2,564 KOSP 2,333 2,108 71 Trillion won Other 7 POSCO International 27 POSCO Future M 31 Trillion won 2 22 Trillion won 8 2 5 33 POSCO Holdings 20 15 (Unit: Wtn) 3 Years Ago 1 Year Ago As of June 2023 Green Tomorrow, with POSCO POSCO HOLDINGS

Create Environmental Values through Eco-Friendly Production Reduce CO2 Emission Minimize CO2 emissions from mining and processing to final production to provide eco-friendly materials Mining Processing Production Eco-Friendly Batteries Expand Recycling Build recycling system including used battery collection for environmental competitiveness EVs Collect Used Batteries Produce Recycled raw minerals Green Tomorrow with POSCO POSCO HOLDINGS

Create Social Values Through Virtuous Cycle of Technology Leadership – Talent Development Develop Future Technology Channel Group’s R&D capacity into LiB materials Lead Next Generation battery material technology R&D Strategy POSCO N.EX.T Hub POSCO Group R&D Ecosystem R&D Commercialization Build Knowledge Ecosystem Develop R&D Ecosystem through industry-academia research collaboration Continued supply into talent pool for LiB materials business Green Tomorrow with POSCO POSCO HOLDINGS

Continued shareholder returns by achieving balance between growth and stable dividend payout Historic high shareholder returns under medium-term dividend policy (‘20~’22) (29.8%) 3.4 trillion won Total Shareholder Return Ratio Total Shareholder Return Amount (Unit: Billion won) 47% 39% 19% 1,478 1,286 Treasury stock retirement 620 Dividend 2020 2021 2022 Green Tomorrow with POSCO POSCO HOLDINGS

Continued shareholder returns by achieving balance between growth and stable dividend payout ‘23~’25 Shareholder Return Policy Secure growth potential as leading supplier of eco-friendly future materials Responding to expectations of long-term investors with sustainable dividend Shareholder return fund 50~60% of non-consolidated annual free cash flow Basic Dividend 10,000 won per share Remaining fund Additional payout post basic dividend payout Green Tomorrow with POSCO POSCO HOLDINGS

Leading Supplier of Eco-Friendly Future Materials POSCO HOLDINGS

02. Business Strategy Growth to Become Global Battery Materials Business Leader Kyung-Sup Lee, EVP Head of Battery Materials Business, POSCO Holdings Green Tomorrow, with POSCO POSCO HOLDINGS 15

POSCO HOLDINGS Market Environment Growing Attention on Korean Li-Ion Battery Industry With Recent Trade Regulations and Changes in Geopolitical Environment USA IRA EU CRMA KOREA POSCO HOLDINGS Well positioned to adjust to upcoming changes Production facilities for key battery materials (lithium, nickel) in place Our strong supply network is the only Ex-China solution Green Tomorrow, with POSCO 16

POSCO HOLDINGS Market Environment Next 3 years to be essential period for supply chain building EV market to continue steady growth until 2030 Global Automobile and EV Market Forecast (Unit: Hundred thousand vehicles) Automobiles 822 833 847 859 864 870 873 878 EV 137 (17%) 168 220 (26%) 266 315 (36%) 368 424 483 (55%) 2023 2024 2025 2026 2027 2028 2029 2030 *Source : SNE Research(‘23.3.) CAGR 17% Increased investment into high profit raw minerals Li-ion Battery Value Chain Value-Add Value-Add Smile Curve Materials Parts Products System Processes Value-Added Products Mines Smelting Refining Precursors Cathodes & Anodes Batteries EVs Green Tomorrow, with POSCO 17

POSCO HOLDINGS Business Vision Global Leader of Battery Materials by 2030 Full Value chain Total solutions provider from key minerals to active materials Quantitative Growth Qualitative Growth Enhanced cathode and anode active materials capacity and focused investment into lithium and nickel for high profit margin POSCO HOLDINGS Qualitative Growth Expanding product portfolio and accelerating technology development through R&D triangle of POSCO N.EX.T Hub – POSTECH – RIST Green Tomorrow, with POSCO 18

POSCO HOLDINGS Business Goals Investments for Global Leadership & Upward Adjusted 2030 Growth Targets 62 Trillion won 2030 Revenue Goal 15 Trillion won 2030 EBITDA * 2030 Goals announced in ‘22 Revenue KRW 41tn, EBITDA KRW 11tn 2030 Capacity Target As of 2022 As of 2023 (Unit: kilo ton) +123 +20 +390 +50 +2.1 300 423 220 240 70 70 610 1,000 320 370 7.3 9.4 Lithium Nickel Recycle Cathode Anode Next-Generation Before inter-company adjustments. Nickel target includes 70kt secured from precursor JV Green Tomorrow, with POSCO 19

Li Ni Recycle Battery Materials Business Progress & Achievements Cathode Next- Generation Green Tomorrow, with POSCO 20

POSCO HOLDINGS Li Progress Li & Achievements 1st Value Day (‘22) Acquired salt lake in Argentina (‘18) Broke ground for P-Pilbara Lithium Solution (‘21) 2022.08 2022.10 2023.06 P-Pilbara Lithium Solution construction begins (Ore lithium, 43ktpa) P-Argentina Phase 1 construction begins (brine lithium, 25ktpa) P-Argentina Phase 2 breaks ground (upstream brine lithium, 25ktpa) P-Lithium Solution breaks ground (downstream brine lithium, 25ktpa) Equity Ownership: P-Pilbara Lithium Solution (POSCO Holdings 82%, Pilbara Minerals 18%), P-Argentina & P-Lithium Solution (POSCO Holdings 100%) Green Tomorrow, with POSCO 21

POSCO HOLDINGS Ni Progress & Achievements 1st Value Day (‘22) Project kickoff to convert to battery-grade nickel at SNNC (‘21) Acquired stake in nickel mining and smelting company, RNO (‘21) 2023.04 2023.06 JV with pyrometallurgical processing plant in Indonesia approved (matte, 52ktpa) JV with CNGR for domestic refining / precursor (high-purity nickel, 50ktpa) JV with hydrometallurgical processing plant in Indonesia approved (MHP, 62ktpa) Equity Ownership: Pyrometallurgical plant in Indonesia (POSCO Holdings 49%, partner company 51%), domestic refining (POSCO Holdings 60%, CNGR 40%), precursor (P-Future M 20%, CNGR 80%), hydrometallurgical plant in Indonesia (POSCO Holdings 20%, partner company 80%) Green Tomorrow, with POSCO 22

POSCO HOLDINGS Recycle Progress & Achievements 1st Value Day (‘22) Upstream recycle plant broke ground (‘21) Downsgream recycle plant broke ground (‘21) 2022.08 2022.10 2022.12 2023.05 Upstream recycle plant completed (Poland PLSC) JV agreement with GS Energy (POSCO GS Eco Materials) Downstream recycle plant completed (POSCO HY Clean Metal) Production of recycle product began (lithium, nickel, cobalt, etc.) Equity Ownership: PLSC (POSCO Holdings 100%), P-HY Clean Metal (POSCO Holdings 65%, Huayou Cobalt (China) 35%) Green Tomorrow, with POSCO 23 posco HOLDINGS

Cathode Progress & Achievements

1st Value Day ('22)


Gumi Plant
9.6kt
Gwangyang Plant
90kt
(Under construction)
Pohang Plant
30kt
(Under construction)

2022.07

ULTIUM CELLS

Ultium Cells
NCMA cathode
supply contract
(approx. KRW 14tn, '23~'25)

2022.11



World's largest
cathode plant
completed
(standalone basis)

2023.01



Samsung SDI
supply contract
(approx. KRW 40tn, '23~'32)

2023.04


포스코퓨처엠, NCA 양극재 포항공장 착공

NCA Cathode Plant
broke ground in Pohang

LG Energy Solution

LGES NCM(A) Cathode
supply contract
(approx. KRW 30tn, '23~'29)

2023.06


VERS
ÉNERGÉTIQUE

Canadian JV (Ultium CAM)
announced
capacity increase
(cathode 33kt, precursor 45kt)

Signed KRW 106 trillion in cathode materials order agreements

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POSCO HOLDINGS

Anode Progress & Achievements

1st Value Day ('22)



Sejong Plant (natural)
71kt
Incorporated P-Silicon Solution
Pohang Plant (artificial)
8kt

2022.12

ULTIUM CELLS

Ultium Cells
artificial graphite anode material supply contract
(approx. KRW 0.9tn, '23~'28)

2023.04

BLACK ROCK MINING LIMITED

P-INTERNATIONAL
flake graphite off-take agreement
(BRM, 35ktpa)



Artificial graphite anode material product launched

2023.06



P-Silicon Solution
broke ground
(450tpa)

※ Equity Ownership: P-Silicon Solution (POSCO Holdings 100%)

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Next- Generation Progress & Achievements POSCO HOLDINGS 1st Value Day (‘22) Incorporated P-JK Solid Solution with Korea’s No.1 Solid Electrolyte company (‘22) Equity investment into Prologium, All-Solid-State battery maker (‘22) 2022.07 2022.10 2022.12 2023.05 2023.06 Joint research agreement With Prologium P-JK Solid Solution production line completed (24 tpa) Lab-stage development for lithium metal anode completed Partnership with SKC on broad collaboration for next-generation batteries * NEBA Lithium Solution (‘23.6) * Equity Ownership: P-JK Solid Solution (POSCO Holdings 40%, Jeong Kwan 60%) Green Tomorrow, with POSCO 26

Li Ni Recycle Battery Materials Business Strategies Cathode Anode Next-Generation

Li Ni Recycle Cathode Anode Next-Generation Successful market entry with existing investments made in salt lake and mines. Business expansion by utilizing unconventional resources Australia Argentina Canada North America brine Capacity expansion with Argentina salt lake (Lithium hydroxide 100kt) Ore Capacity expansion through collaboration with llthium mines in Australia / Canada (lithium hydroxide 220kt) Investing in unconventional resources Additional procurement of unconventional minerals in N. America, i.e.,oilfields, geothermal sources, clay (lithium hydroxide 70kt)

Li Anode Cathode Recycle Ni Next-Generation POSCO HOLDINGS Early completion of brine lithium capacity of 100,000 tons in Argentina by 2027, made possible by integrating phases 3 & 4 Phase 1 25,000 tons Construction period: ‘22~’24 25,000 tons annually Phase 2 +25,000 tons Construction period : ‘23 ~ ‘25 50,000 tons annually (cumulative) Phase 3 +50,000 tons Construction period : ‘25 ~ ‘27 100,000 tons annually (cumulative) Green Tomorrow With POSCO

Li Anode Cathode Recycle Ni Next-Generation Business Roadmap POSCO HOLDINGS POSCO Pilbara LITHIUM SOLUTION Ore lithium production start (POSCO Pilbara Lithium Solution) Brine lithium phase 1 completion (POSCO Argentina, 25ktpa) Ore lithium phase 2&3 completion (60ktpa) 2023.10 2024.2 2024.4 2025.6 2026 Ore lithium completion (POSCO Pilbara Lithium Solution, 43ktpa) Brine lithium phase 2 upstream completion (POSCO Argentina, 25kt) Brine lithium phase 2 downstream completion (POSCO Lithium Solution, 25kt) Green Tomorrow With POSCO Secure 103 Kilotons of ore lithium and 50 kilotons of brine lithium By 2026

Li Ni Recycle Cathode Anode 차세대 POSCO HOLDINGS Achieve 423 kiloton capacity by 2030, To emerge as Global Top 3 lithium producer 2030 Business Goals Production Capacity (Unit: kiloton) 71 2024 96 2025 166 2026 300 Prev (‘22) +123 423 New(‘23) 2030 * Including 30kt of lithium capacity through recycle Revenue / EBITDA (Unit: KRW trillion) Revenue EBITDA 1.3 2.7 3.5 11.7 13.6 +1.9 8.3 +0.2 8.5 New(‘23) 2024 2025 2026 2030 * Before inter-company adjustments. Revenue and EBITDA from recycle not included * Assuming 18 months’ ramp-up period and gradual increase in capacity utilization * Assuming 1 year certification period, during which time price assumed to be 70% of normal. price. Based on lithium price U$30,000/t, USD/KRW 1,235 Green Tomorrow, with POSCO

Li Ni Recycle Cathode Anode Next-Generation POSCO HOLDINGS Diversified Nickel Sourcing For a Stable Cathode Supply Network Expedite procurement of nickel intermediate material (Nickel Matte, MHP) Additional procurement of low carbon minerals with new hydrometallurgical processing technology Nickel supply with economic value From Indonesia – Products with better cost advantage From outside Indonesia – IRA compliant, premium product POSCO HOLDINGS Indonesia Australia New Caledonia Brazil Green Tomorrow With POSCO

Li Ni Recycle Cathode Anode Next-Generation Business Roadmap POSCO Holdings Ni Matte plant completion (Gwangyang Dongho Bay, 20kt) CNGR JV refining plant completion (Pohang, 50kt) Pyrometallurgical processing JV plant completion (Indonesia, 52kt) PJT on New Hydrometallurgical Processing Technology (Brazil, Philippines, etc.) 2023.10 2023.12 2025.11 2025.12 2027~ High-Purity Nickel refining plant completion (Gwangyang Dongho Bay, 20kt) Hydrometallurgical processing JV plant completion (Indonesia, 62kt) Secure 140 kilotons of High-Purity Nickel by 2026 * Including Recycle / Precursor JV Green Tomorrow, With POSCO

Li Ni Recycle Cathode Anode Next-Generation POSCO HOLDINGS 240 kilotons of nickel by 2030, positioned to become a leading eco-friendly high-purity nickel provider 2030 Business Goals Production Capacity (Unit: kiloton) 41 79 143 240 New(‘23) 220 Prev(‘22) +20 2024 2025 2026 2030 * Including 70kt secured through precursor JV and 30kt added by recycle in 2030 Revenue / EBITDA (Unit: KRW trillion) Revenue EBITDA 0.3 0.5 1.1 4.2 3.8 0.8 0.7 Prev (‘22) New (‘23) Prev (‘22) New (‘23) 2024 2025 2026 2030 * Before inter-company adjustments. Revenue and EBITDA from precursor JV and recycle not included (‘23. New Goals) * Based on nickel price U$20,000/t, USD/KRW 1,235 Green Tomorrow, With POSCO

The recycle market is expected to pick up speed; we are prepared to stay ahead by localizing upstream & downstream processes and developing new technologies recycle Market Growth (Battery Plant Scrap/Used Batteries and Nickel Production Volume) Used Batteries Scrap from Plant 2.5 Recycled Ni (Unit: million ton) 1.7 24.7 1.3 0.9 15.8 0.4 10.7 6.5 2 1.4 2 2.5 2.5 2.5 2030 2033 2035 2037 2040 First to Build recycle Ecosystem (Closed Loop) Minerals (Li, Ni) Precursors Cathode Batteries (Battery makers) EVs Recycled minerals recycle Scrap from plants Used batteries New Dry Reduction Technology Global hubs formed by localizing upstream & downstream processes HUB : Downstream Spoke : Upstream Green Tomorrow with POSCO POSCO HOLDINGS

Li Ni Recycle
Business Roadmap

POSCO HOLDINGS


Europe recycle Phase 2
upstream completion
2H 2025
Europe recycle Phase 2
downstream complete
(Ni 5kt)
2H 2026
recycle Phase 2
downstream complete
(Ni 5kt)
Expand hubs & spokes
in the U.S. and Europe
2027~

Secure 12.5kt of lithium, 12.5kt of nickel and 4kt of cobalt by 2026

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First to build the battery recycle ecosystem. 2030 Business Goals Production Capacity (Unit: kiloton) 70 70 30 Lithium 29 30 Nickel 6 6 10 Prev New (‘22) (‘23) Cobalt 2024 2025 2026 2030 Revenue / EBITDA (Unit: KRW trillion) Revenue EBITDA 2.2 0.6 0.2 0.2 0.2 2024 2025 2026 2030 Before inter-company adjustments. Based on lithium price U$ 30,000/t, nickel price U$20,000/t, USD/KRW 1,235 Green Tomorrow with POSCO POSCO HOLDINGS

Pushing to achieve both qualitative and quantitative growth; diversifing product portfolio to meet growing customer needs Qualitative Growth Strengthen investment competitiveness by integrating domestic production base and cost reduction LFP NCA LLO Ent Level Cars Premium Cars NCM Diversified Portfolio Increase market dominance through diversified products Quantitative Growth Expand capacity through diverse customer base Green Tomorrow with POSCO POSCO HOLDINGS

POSCO HOLDINGS Li Ni Recycle Cathode Anode Next-Generation Business Roadmap POSCO FUTURE M Cathode Phase 1 in Canada complete (Ultium CAM, Quebec, 30kt) Cathode Phase 2 in Canada complete (30kt) 2023.8 2024.9 2025.1 2025.4 2025.7 Pohang cathode phase 1 complete (30kt) Pohang cathode phase 2-1 complete (30kt) Pohang cathode phase 2-2 complete (45kt) Gwangyang cathode phase 5 complete (55kt) Build 445kt* capacity for cathode by 2026 * 350kt in Korea, 60kt in N. America, 35kt in China, etc. Green Tomorrow, with POSCO 39

POSCO HOLDINGS Li Ni Recycle Cathode Anode Next-Generation 2030 Business Goals Production Capacity (Unit: kiloton) +390 215 395 445 610 Prev (‘22) 1,000 New (‘23) 2024 2025 2026 2030 Revenue / EBITDA (Unit: KRW trillion) Revenue EBITDA +15.2 +1.7 7.9 11.7 14.6 21.0 Prev (‘22) 36.2 New (‘23) 1.6 Prev (‘22) 3.3 New (‘23) Global top-tier provider with 1 million ton capacity by 2030 Before inter-company adjustments. Based on USD/KRW FX 1,235 Green Tomorrow, with POSCO 40

Li Ni Recycle Cathode Anode Next-Generation POSCO HOLDINGS Aiming to provide all products associated with anode: natural graphite, artificial graphite and silicon. Natural Graphite Internalize entire process for customers in N.America (flake graphite off-take, spheronizing performed in-house) Artificial Graphite Build know-how from domestic production before expanding overseas Silicon Be first to manufacture and market; Achieve cost competitiveness through advanced production technology Green Tomorrow, with POSCO

Li Ni Recycle Cathode Anode Next-Generation Business Roadmap POSCO HOLDINGS POSCO Future M Si-C DP complete (POSCO Future M, 50t) Artificial Graphite phases 1-2 complete (POSCO Future M, 10kt) SiOx Anode phase 2 complete (POSCO Silicon Solution, 5kt) Artificial Graphite N. America phase 1 complete (40kt) SiOx Anode phase 1 complete (POSCO Silicon Solution, 450t) Natural Graphite phase 3 complete (POSCO Future M, 30kt) Si-C Anode phase 1 complete (POSCO Future M, 1kt) 2024.3 2024.5 2024.8 2025.12 2026.3 2026.9 2026.12 Reach 218kt* capacity of anode by 2026 * 154kt in natural, 58kt in artificial and 6kt in silicon anode. POSCO SILICON SOLUTION Green Tomorrow, with POSCO

Li Ni Recycle Cathode Anode Next-Generation Sustain world No. 1 position ex-China, with 370 kiloton capacity by 2030 2030 Business Goals Production Capacity (Unit: kiloton) +50 93 2024 134 2025 221 2026 320 Prev (‘22) 370 New (‘23) 2030 182 Natural Graphite 153 Artificial Graphite 35 Silicon Revenue / EBITDA (Unit: KRW trillion) Revenue EBITDA +2.3 0.7 2024 0.9 2025 1.4 2026 2.9 Prev (‘22) 5.2 New (‘23) +0.9 0.5 Prev (‘22) 1.4 New (‘23) 2030 * Before inter - company adjustments. * Based on USD/KRW FX 1,235 43

Li Ni Recycle Cathode Anode Next-Generation First-Mover in the Next-Generation Battery Industry Earlier Commercialization of All-Solid-State Batteries (2030 2027) (Unit : Ten thousand vehicles / kiloton) All-solid-state batteries Li-ion Battery Evs Solid electrolyte Lithium metal anode 84 11 ‘30 192 16 (10%) ‘33 294 40 (13%) ‘35 357 48 (16%) ‘37 452 61 (20%) ‘40 * Source : SNE Research(‘23.3.), BCG, POSCO Group All-Solid-State Batteries Lithium Metal Anode POSCO’s plating technology applied for mass production Solid Electrolyte Gradual capacity expansion to ensure stable operation (24t ¾ 40t ¾ 7.200t) New Batteries Inorganic growth via new businesses, i.e., SIB, Li-S 44

Li Ni Recycle Cathode Anode Next-Generation
Business Roadmap

posco HOLDINGS

- **2022~** (Taiwan) – All-Solid-State battery materials verified by Prologium
  - 3 Key materials for All-Solid-State battery: Cathode | Solid Electrolyte | Anode
  - * Lithium metal anode, Si anode, etc.
- **2023~** (Korea) – Discovering new materials through open innovation (SiB, CNT, Li-S, etc.)
- (Korea) – Build PP process for lithium metal anode



- **2027** (Korea) – Solid Electrolyte phase 2 complete (POSCO JK Solid Solution, 240t)
- **2029** (Korea) – Solid Electrolyte phase 3 complete (POSCO JK Solid Solution, 7,200t)

Building the next-generation materials portfolio through in-house development projects and external open innovation

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Summary POSCO HOLDINGS Precursor Nickel Recycle Lithium Cathode Silicon Anodes Graphite Needle coke 46

Summary Most Competitive Battery Material Player with All-Inclusive Portfolio 47

Together with steelmaking, POSCO Holdings is unrivaled as the eco-friendly future materials provider. Recycle Gwangyang Cathode Pohang, Gwangyang Lithium Hydroxide Gwangyang High-Purity Nickel Gwangyang POSCO HOLDINGS Anode Pohang, Sejong 48

Global Total Solutions Provider of Battery Materials Canada Cathodes Poland Recycle (Upstream) United States Lithium Tanzania Natural Graphite Mine Argentina Lithium Salt Lake Australia, New Caledonia Lithium and Nickel Mines 49